SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  January 2008

Prana Biotechnology Limited
(Name of Registrant)

Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1. Prana Announces Completion of Phase IIa Trial of PBT2 in Alzheimer’s Disease Patients

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

Date: January 7, 2008